SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOOTSTAR, INC.
(Exact name of registrant as specified in its charter)

Delaware	22-3439443

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

933 MacArthur Boulevard Mahwah, New Jersey	07430

(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange on which
Title of each class to be so registered	each class is to be registered

Preferred Stock Purchase Rights	Not Applicable
If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. ☐
If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. ☐
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Item 1. Description of Securities to be Registered.
     On February 4, 2009, Footstar, Inc. (the “Corporation”) entered into Amendment No. 2 (“Amendment No. 2”) to its Rights Agreement, dated as of March 8, 1999, as amended as of May 31, 2002 (as so amended, the “Rights Agreement”), between the Corporation and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent (the “Rights Agent”), pursuant to which the terms of the outstanding preferred share purchase rights (the “Rights”) were amended. The summary below describes the Rights as so amended by Amendment No. 2.
     On March 8, 1999, the Board of Directors of the Corporation declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $.01 per share (the “Common Shares”), of the Corporation. The dividend was payable to the shareholders of record on March 19, 1999 (the “Record Date”), and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Corporation one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share (the “Preferred Shares”), of the Corporation at a price of $100 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement.
     The Rights Agreement was amended by Amendment No. 2 in order to protect stockholder value by attempting to prevent a possible limitation on the Corporation’s ability to use its U.S. net operating loss carryovers. The Corporation has experienced significant losses in the United States, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules and regulations promulgated by the Internal Revenue Service, the Corporation may “carry forward” these losses in certain circumstances to offset any current and future taxable income and thus reduce federal income tax liability, subject to certain requirements and restrictions. To the extent that the net operating losses do not otherwise become limited, the Corporation believes that a significant portion of such losses will be able to be utilized and, therefore, these net operating losses could be a substantial asset to the Corporation. However, if the Corporation experiences an “ownership change” as defined in Section 382 of the Code, the Corporation’s ability to use the net operating losses could be severely limited.
     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earlier to occur of: (i) a person or group of affiliated or associated persons (an “Acquiring Person”) having acquired Beneficial Ownership (as defined in the Rights Agreement) of 4.75% or more of the outstanding Common Shares (except pursuant to a Permitted Offer (as defined in the Rights Agreement)) or (ii) 10 days (or such later date as the Board of Directors of the Corporation may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), provided that an Acquiring Person does not include a Grandfathered Shareholder, a Grandfathered Transferee or an Exempt Person (as such terms are defined in the Rights Agreement). The date that a person or group becomes an Acquiring Person is the “Shares Acquisition Date.”
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights) new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 8, 2012, unless earlier redeemed by the Corporation as described below.
     In the event that any person becomes an Acquiring Person or an affiliate or associate thereof (except pursuant to a Permitted Offer), each holder of a Right will thereafter have the right (the “Flip-In Right”) to receive upon exercise the number of Common Shares or, in the discretion of the Board of Directors of the Corporation, one one-thousandth of a Preferred Share (or, in certain circumstances, other securities of the Corporation) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, Beneficially Owned by any Acquiring Person or any affiliate or associate thereof will be null and void.
     In the event that, at any time following the Shares Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation’s voting power, or (ii) more than 50% of the Corporation’s assets or earning power is sold or transferred, in either case with or to an Acquiring Person or any affiliate or associate or any other person in which such Acquiring Person, affiliate or associate has an interest or any person acting on behalf of or in concert with such Acquiring Person, affiliate or associate, or, if in such transaction all holders of Common Shares are not treated alike, any other person, then each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the “Flip-Over Right”) to receive, upon exercise, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the exercise price of the Right. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.
     The Purchase Price payable, and the number of Preferred Shares, Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10.00 per share but, if greater, will be entitled to an aggregate dividend per share of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1,000 per share, provided that the holders will be entitled to an aggregate payment per share of at least 1,000 times the aggregate payment made per Common Share. These rights are protected by customary antidilution provisions. In the event that the dividends on the Preferred Shares are in arrears in an amount equal to six quarterly dividend payments, the holders of the Preferred Shares shall have the right, voting as a class, to elect two directors in addition to the directors elected by the holders of the Common Shares until all cumulative dividends on the Preferred Shares have been paid through the last quarterly dividend payment date and dividends for the current dividend period declared and set apart.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are one one-thousandth or integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Corporation, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, and under certain other circumstances, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”), which redemption shall generally be effective upon the action of the Board of Directors of the Corporation. Additionally, following the Shares Acquisition Date, the Corporation may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Corporation in which all holders of Common Shares are treated alike but not involving an Acquiring Person or its affiliates or associates.
     All the provisions of the Rights Agreement, except those which concern the rights, duties or obligations of the Rights Agent, may be amended by the Board of Directors of the Corporation prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors of the Corporation in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement (subject to certain limitations), or to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), as long as such amendments do not change the rights, duties or obligations of the Rights Agent.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders of the Corporation, shareholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable, or when they are redeemed, or upon the occurrence of certain events thereafter.
     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated March 9, 1999. A copy of Amendment No. 1 to Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A/A dated June 14, 2002. A copy of Amendment No. 2 to Rights Agreement is attached as Exhibit 3 and is incorporated herein by reference. Copies of the Rights Agreement, Amendment No. 1 and Amendment No. 2 are available free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 and Amendment No. 2, which are hereby incorporated herein by reference.
Item 2. Exhibits.
     1. Rights Agreement (the “Rights Agreement”), dated as of March 8, 1999, between Footstar, Inc. and ChaseMellon Shareholder Services, L.L.C., which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Footstar, Inc., as Exhibit B thereto, the Form of Right Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares. (1)
     2. Amendment No. 1 to the Rights Agreement, dated as of May 31, 2002, between Footstar, Inc. and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), which includes as Exhibit C thereto, the modified and amended Summary of Rights to Purchase Preferred Shares. (2)
     3. Amendment No. 2 to the Rights Agreement, dated as of February 4, 2009, between Footstar, Inc. and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), which includes as Exhibit C thereto, the modified and amended Summary of Rights to Purchase Preferred Shares.

(1)	Filed as an Exhibit to the Corporation’s Form 8-A dated March 9, 1999.

(2)	Filed as an Exhibit to the Corporation’s Form 8-A/A dated June 14, 2002.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

FOOTSTAR, INC.
By:	/s/ Maureen Richards
Maureen Richards
Senior Vice President and General Counsel

Date: February 4, 2009

EXHIBIT INDEX

Exhibit	Description	Page

1	Rights Agreement (the “Rights Agreement”), dated as of March 8, 1999, between Footstar, Inc. and ChaseMellon Shareholder Services, L.L.C., which includes, as Exhibit A thereto, the Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of Footstar, Inc., as Exhibit B thereto, the Form of Right Certificate, and as Exhibit C thereto, the Summary of Rights to Purchase Preferred Shares.

2	Amendment No. 1 to the Rights Agreement, dated as of May 31, 2002, between Footstar, Inc. and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), which includes as Exhibit C thereto, the modified and amended Summary of Rights to Purchase Preferred Shares.

3	Amendment No. 2 to the Rights Agreement, dated as of February 4, 2009, between Footstar, Inc. and Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C.), which includes as Exhibit C thereto, the modified and amended Summary of Rights to Purchase Preferred Shares.

(1)	Filed as an Exhibit to the Corporation’s Form 8-A dated March 9, 1999.

(2)	Filed as an Exhibit to the Corporation’s Form 8-A/A dated June 14, 2002.